Exhibit 99.1

May 12, 2006

Results for the fiscal year ended March 31, 2006

DAIICHI SANKYO CO., LTD. is pleased to announce its consolidated financial results (unaudited) for the year ended March 31, 2006.

INVESTOR INFORMATION

Listed company name	: DAIICHI SANKYO CO., LTD.

Head office	: 3-5-1, Nihonbashi Honcho, Chuo-ku, Tokyo 103-8426, Japan

Securities code no.	: 4568

Securities listed (common stock)	: Tokyo Stock Exchange (1st Section) Osaka Securities Exchange (1st Section) Nagoya Stock Exchange (1st Section)

Fiscal year	: April 1 to March 31

Date of Board of Directors’ meeting for fiscal settlement	: May 12, 2006

Date of starting payment of cash dividends	: June 30, 2006

For further information,	: Corporate Communications Department
please contact	DAIICHI SANKYO CO., LTD.
3-5-1, Nihonbashi Honcho, Chuo-ku,
Tokyo 103-8426, Japan
Telephone (03) 6225-1126
Facsimile (03) 6225-1132
http://www.daiichisankyo.co.jp/

CONSOLIDATED

The following financial information is prepared in accordance with accounting principles and practices for settlement generally accepted in Japan.

Operating results

(Millions of yen)

	Figures of less than 1 million yen are rounded down.
	FY 2005	FY 2004		Change (%)
Net sales	925,918		—	—
Operating income	154,728		—	—
Ordinary income	159,714		—	—
Net income	87,692		—	—
Net income per share (yen)	¥119.49		—	—
Financial position
		FY 2005		FY 2004
Total assets (millions of yen)			1,596,126	—
Shareholders’ equity (millions of yen)			1,237,529	—
Shareholders’ equity / assets (%)			77.5%	—
Shareholders’ equity per share (yen)			¥1,696.97	—
Cash flows (Millions of yen)
		FY 2005		FY 2004
Cash flows from operating activities			132,759	—
Cash flows from investing activities		Δ	39,258	—
Cash flows from financing activities		Δ	50,106	—
Cash and cash equivalents at the end of the period			400,967	—
Consolidation
Consolidated subsidiaries				57
Equity-method non-consolidated subsidiaries				0
Equity-method affiliated companies				5
Outlook for the year ending March 31, 2007 (Millions of yen)
Net sales				865,000
Ordinary income				115,000
Net income				47,000
Net income per share (yen)				¥64.47

CONSOLIDATED

(Sankyo Co.,Ltd.)

The following financial information is prepared in accordance with accounting principles and practices for settlement generally accepted in Japan.

Operating results

(Millions of yen)

	Figures of less than 1 million yen are rounded down.
	FY 2005	FY 2004		Change (%)
Net sales	579,949		587,830	Δ	1.3
Operating income	78,335		84,925	Δ	7.8
Ordinary income	82,164		82,506	Δ	0.4
Net income	50,627		48,282		4.9
Net income per share (yen)	¥118.57		¥111.78		6.1
Financial position
		FY 2005		FY 2004
Total assets (millions of yen)			964,389		976,230
Shareholders’ equity (millions of yen)			713,715		716,587
Shareholders’ equity / assets (%)			74.0%		73.4%
Shareholders’ equity per share (yen)			¥1,687.71		¥1,667.76
Cash flows (Millions of yen)
		FY 2005		FY 2004
Cash flows from operating activities			79,806		96,703
Cash flows from investing activities		Δ	20,295	Δ	16,265
Cash flows from financing activities		Δ	70,359	Δ	12,716
Cash and cash equivalents at the end of the period			254,708		262,530
Consolidation
Consolidated subsidiaries					34
Equity-method non-consolidated subsidiaries					0
Equity-method affiliated companies					1

CONSOLIDATED

(Daiichi Pharmaceutical Co.,Ltd.)

The following financial information is prepared in accordance with accounting principles and practices for settlement generally accepted in Japan.

Operating results

(Millions of yen)

	Figures of less than 1 million yen are rounded down.
	FY 2005	FY 2004		Change (%)
Net sales	346,447		328,534		5.5
Operating income	76,087		56,063		35.7
Ordinary income	77,929		57,320		36.0
Net income	37,409		37,175		0.6
Net income per share (yen)	¥138.59		¥137.95		0.5
Financial position
		FY 2005		FY 2004
Total assets (millions of yen)			597,701		546,555
Shareholders’ equity (millions of yen)			481,181		448,563
Shareholders’ equity / assets (%)			80.5%		82.1%
Shareholders’ equity per share (yen)			¥1,785.55		¥1,670.71
Cash flows (Millions of yen)
		FY 2005		FY 2004
Cash flows from operating activities			66,998		35,571
Cash flows from investing activities		Δ	18,528	Δ	21,989
Cash flows from financing activities		Δ	36,127	Δ	12,369
Cash and cash equivalents at the end of the period			98,823		91,571
Consolidation
Consolidated subsidiaries					21
Equity-method non-consolidated subsidiaries					0
Equity-method affiliated companies					6

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